EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of ORIC Pharmaceuticals, Inc.

EXECUTED this 5th day of June, 2025.

SR ONE CAPITAL MANAGEMENT, LLC

By:_____*_____
    Simeon George, M.D.
    Managing Member

SR ONE CAPITAL OPPORTUNITIES FUND I, LP

By: SR ONE CAPITAL OPPORTUNITIES PARTNERS I, LP

        By: SR ONE CAPITAL MANAGEMENT, LLC

                By:_____*_____
                    Simeon George, M.D.
                    Managing Member

SR ONE CAPITAL OPPORTUNITIES PARTNERS I, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

        By:_____*_____
            Simeon George, M.D.
            Managing Member

AMZL, LP

By: SR ONE CAPITAL SMA PARTNERS, LP

        By: SR ONE CAPITAL MANAGEMENT, LLC

                By:_____*_____
                    Simeon George, M.D.
                    Managing Member

SR ONE CAPITAL SMA PARTNERS, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

        By:_____*_____
            Simeon George, M.D.
            Managing Member

SR ONE CAPITAL FUND II AGGREGATOR, LP

By: SR ONE CAPITAL PARTNERS II, LP

        By: SR ONE CAPITAL MANAGEMENT, LLC

            By:_____*_____
               Simeon George, M.D.
               Managing Member

SR ONE CAPITAL PARTNERS II, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

    By:_____*_____
       Simeon George, M.D.
       Managing Member

_____*_____
Simeon George, M.D.

                          */s/ Sasha Keough_____
                          Sasha Keough
                          As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.